



# UNAUDITED INTERIM CONDENSED CONSOLIDATED RESULTS

## FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2009

Retail turnover up
7,9% to R4,1 billion

Diluted headline earnings
per share up
1,8% to 231,9 cents

Interim dividend
maintained at
118,0 cents per share

Sustained strong
financial position



FOSCHINI

FOSCHINI LIMITED

## CONDENSED CONSOLIDATED INCOME STATEMENT

| | **6 months ended 30.09.2009 Unaudited Rm** | 6 months ended 30.09.2008 Unaudited Rm | % change | Year ended 31.03.2009 Audited Rm |
|---|---|---|---|---|
| Revenue (note 5) | **5 145,1** | 4 663,0 | | 9 988,9 |
| Retail turnover | **4 072,7** | 3 773,3 | 7,9 | 8 089,6 |
| Cost of turnover | **(2 392,9)** | (2 213,8) | | (4 694,4) |
| Gross profit | **1 679,8** | 1 559,5 | | 3 395,2 |
| Interest received (note 6) | **721,9** | 602,6 | | 1 300,7 |
| Dividends received | **7,2** | 3,9 | | 19,1 |
| Other revenue (note 7) | **343,3** | 283,2 | | 579,5 |
| Trading expenses (note 8) | **(1 862,0)** | (1 612,7) | | (3 269,0) |
| Operating profit before finance charges | **890,2** | 836,5 | 6,4 | 2 025,5 |
| Interest paid | **(135,6)** | (109,2) | | (249,8) |
| Income from associate | **–** | 0,2 | | – |
| Profit before tax | **754,6** | 727,5 | 3,7 | 1 775,7 |
| Income tax expense | **(236,9)** | (232,3) | | (564,4) |
| Profit for the period | **517,7** | 495,2 | | 1 211,3 |
| Attributable to: | | | | |
| Equity holders of Foschini Limited | **483,7** | 469,5 | 3,0 | 1 145,8 |
| Non-controlling interest | **34,0** | 25,7 | | 65,5 |
| Profit for the period | **517,7** | 495,2 | | 1 211,3 |
| **Earnings per ordinary share (cents)** | | | | |
| Basic | **232,9** | 229,5 | 1,5 | 559,5 |
| Headline | **232,9** | 229,5 | 1,5 | 559,5 |
| Diluted (basic) | **231,9** | 227,7 | 1,8 | 553,0 |
| Diluted (headline) | **231,9** | 227,7 | 1,8 | 553,0 |

## SUPPLEMENTARY INFORMATION

| | **Sept 2009 Unaudited** | Sept 2008 Unaudited | Mar 2009 Audited |
|---|---|---|---|
| Net ordinary shares in issue (millions) | **208,5** | 204,6 | 207,3 |
| Weighted average ordinary shares in issue (millions) | **207,7** | 204,6 | 204,8 |
| Tangible net asset value per ordinary share (cents) | **2 201,4** | 1 927,7 | 2 148,1 |

| | **6 months ended 30.09.2009 Unaudited** | 6 months ended 30.09.2008 Unaudited | Year ended 31.03.2009 Audited |
|---|---|---|---|
| **Dividend per ordinary share (cents)** | | | |
| Interim | **118,0** | 118,0 | 118,0 |
| Final | **–** | – | 170,0 |
| Total | **118,0** | 118,0 | 288,0 |
| Dividend cover | **2,0** | 1,9 | 1,9 |

## CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

| | **Sept 2009 Unaudited Rm** | Sept 2008 Unaudited Rm | Mar 2009 Audited Rm |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | **1 006,7** | 912,4 | 981,3 |
| Goodwill and intangible assets | **43,1** | 37,9 | 43,2 |
| Preference share investment | **200,0** | 200,0 | 200,0 |
| Investment in associates | **–** | 4,4 | – |
| Staff housing loans | **1,1** | 1,2 | 1,2 |
| Private label card receivables | **375,0** | 392,7 | 433,3 |
| Loan receivables | **969,4** | 673,3 | 886,4 |
| Participation in export partnerships | **88,4** | 89,8 | 87,8 |
| Deferred taxation asset | **172,6** | 174,5 | 160,5 |
| | **2 856,3** | 2 486,2 | 2 793,7 |
| **Current assets** | | | |
| Inventory (note 9) | **1 460,9** | 1 282,8 | 1 524,9 |
| Trade receivables – retail | **2 923,0** | 2 467,5 | 2 746,3 |
| Private label card receivables | **1 152,3** | 966,3 | 1 051,1 |
| Other receivables and prepayments | **170,6** | 176,7 | 143,1 |
| Loan receivables | **83,1** | 164,6 | 101,8 |
| Participation in export partnerships | **4,2** | 7,1 | 6,9 |
| Cash | **215,8** | 68,7 | 296,2 |
| | **6 009,9** | 5 133,7 | 5 870,3 |
| **Total assets** | **8 866,2** | 7 619,9 | 8 664,0 |
| **EQUITY AND LIABILITIES** | | | |
| **Equity attributable to equity holders of Foschini Limited** | **4 634,9** | 3 982,0 | 4 496,3 |
| **Non-controlling interest** | **384,1** | 316,6 | 359,2 |
| **Total equity** | **5 019,0** | 4 298,6 | 4 855,5 |
| **Non-current liabilities** | | | |
| Interest-bearing debt | **960,3** | 1 280,3 | 937,4 |
| Non-recourse debt | **150,0** | – | – |
| Non-controlling interest loans | **664,7** | 668,5 | 783,2 |
| Operating lease liability | **133,6** | 128,7 | 128,3 |
| Deferred taxation liability | **149,3** | 156,5 | 149,9 |
| Post-retirement defined benefit plan | **84,1** | 84,1 | 84,1 |
| | **2 142,0** | 2 318,1 | 2 082,9 |
| **Current liabilities** | | | |
| Interest-bearing debt | **452,9** | 65,3 | 402,5 |
| Trade and other payables | **1 215,6** | 894,0 | 1 252,5 |
| Taxation payable | **36,7** | 43,9 | 70,6 |
| | **1 705,2** | 1 003,2 | 1 725,6 |
| **Total liabilities** | **3 847,2** | 3 321,3 | 3 808,5 |
| **Total equity and liabilities** | **8 866,2** | 7 619,9 | 8 664,0 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | **Sept 2009 Unaudited Rm** | Sept 2008 Unaudited Rm | Mar 2009 Audited Rm |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Operating profit before working capital changes (note 10) | **301,8** | 353,2 | 945,7 |
| (Increase) decrease in working capital | **(196,6)** | 94,8 | (34,2) |
| Cash generated by operations | **105,2** | 448,0 | 911,5 |
| Increase in private label card receivables | **(42,9)** | (123,4) | (248,5) |
| Increase in loan receivables | **(64,3)** | (121,7) | (272,0) |
| Interest received | **721,9** | 602,6 | 1 300,7 |
| Interest paid | **(135,6)** | (109,2) | (249,8) |
| Taxation paid | **(265,4)** | (253,3) | (551,3) |
| Dividends received | **7,2** | 3,9 | 19,1 |
| Dividends paid | **(361,7)** | (347,8) | (589,8) |
| Net cash (outflows) inflows from operating activities | **(35,6)** | 99,1 | 319,9 |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | **(175,1)** | (177,9) | (370,6) |
| Proceeds from sale of property, plant and equipment | **3,3** | 2,4 | 3,7 |
| Acquisition of client list | **–** | (0,2) | (0,2) |
| Dividend from associate | **–** | 0,8 | – |
| Acquisition of Massdiscounters credit business | **–** | (175,0) | (175,0) |
| Decrease in participation in export partnerships | **2,1** | 3,6 | 5,8 |
| Decrease in staff housing loans | **0,1** | 0,1 | 0,1 |
| Net cash outflows from investing activities | **(169,6)** | (346,2) | (536,2) |
| **Cash flows from financing activities** | | | |
| Proceeds on delivery of shares by share trust | **20,0** | 0,6 | 88,3 |
| (Decrease) increase in non-controlling interest loans | **(118,5)** | 173,0 | 288,0 |
| Increase in non-recourse debt | **150,0** | – | – |
| Increase (decrease) in interest-bearing debt | **73,3** | 78,8 | (33,3) |
| Net cash inflows from financing activities | **124,8** | 252,4 | 343,0 |
| **Net (decrease) increase in cash during the period** | **(80,4)** | 5,3 | 126,7 |
| Cash at the beginning of the period | **296,2** | 63,4 | 169,5 |
| **Cash at the end of the period** | **215,8** | 68,7 | 296,2 |

## CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

| | **6 months ended 30.09.2009 Unaudited Rm** | 6 months ended 30.09.2008 Unaudited Rm | Year ended 31.03.2009 Audited Rm |
|---|---|---|---|
| Profit for the period | **517,7** | 495,2 | 1 211,3 |
| **Other comprehensive income** | | | |
| Movement in effective portion of changes in fair value of cash flow hedges | **(32,0)** | 3,0 | (28,6) |
| Deferred tax on movement in effective portion of cash flow hedges | **9,0** | (0,9) | 9,1 |
| Movement in insurance cell reserves | **3,5** | 0,5 | – |
| Other comprehensive income for the period | **(19,5)** | 2,6 | (19,5) |
| Total comprehensive income for the period | **498,2** | 497,8 | 1 191,8 |
| Attributable to: | | | |
| Equity holders of Foschini Limited | **464,2** | 472,1 | 1 126,3 |
| Non-controlling interest | **34,0** | 25,7 | 65,5 |
| Total comprehensive income for the period | **498,2** | 497,8 | 1 191,8 |

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Equity holders of Foschini Limited Rm | Non-controlling interest Rm | Total equity Rm |
|---|---|---|---|
| **Equity at 31 March 2008** | 3 845,2 | 290,9 | 4 136,1 |
| Total comprehensive income for the half-year | 472,1 | 25,7 | 497,8 |
| Share-based payments reserve movements | 11,9 | – | 11,9 |
| Dividends paid | (347,8) | – | (347,8) |
| Proceeds on delivery of shares by share trust | 0,6 | – | 0,6 |
| **Equity at 30 September 2008** | 3 982,0 | 316,6 | 4 298,6 |
| Total comprehensive income for the half-year | 654,2 | 39,8 | 694,0 |
| Change in degree of control | – | 3,4 | 3,4 |
| Share-based payments reserve movements | 13,8 | – | 13,8 |
| Dividends paid | (241,4) | (0,6) | (242,0) |
| Proceeds on delivery of shares by share trust | 87,7 | – | 87,7 |
| **Equity at 31 March 2009** | **4 496,3** | **359,2** | **4 855,5** |
| Total comprehensive income for the half-year | **464,2** | **34,0** | **498,2** |
| Share-based payments reserve movements | **7,0** | **–** | **7,0** |
| Dividends paid | **(352,6)** | **(9,1)** | **(361,7)** |
| Proceeds on delivery of shares by share trust | **20,0** | **–** | **20,0** |
| **Equity at 30 September 2009** | **4 634,9** | **384,1** | **5 019,0** |

## GROUP SEGMENTAL ANALYSIS

| | RCS Group | | | Retail | | | Consolidated | | |
|---|---|---|---|---|---|---|---|---|---|
| | **6 months ended 30.09.2009 Unaudited Rm** | 6 months ended 30.09.2008 Unaudited Rm | Year ended 31.03.2009 Audited Rm | **6 months ended 30.09.2009 Unaudited Rm** | 6 months ended 30.09.2008 Unaudited Rm | Year ended 31.03.2009 Audited Rm | **6 months ended 30.09.2009 Unaudited Rm** | 6 months ended 30.09.2008 Unaudited Rm | Year ended 31.03.2009 Audited Rm |
| External revenue* | **555,5** | 476,5 | 1 020,1 | **4 589,6** | 4 186,5 | 8 968,8 | **5 145,1** | 4 663,0 | 9 988,9 |
| External interest received | **407,9** | 352,9 | 765,0 | **314,0** | 249,7 | 535,7 | **721,9** | 602,6 | 1 300,7 |
| External interest paid | **(58,9)** | (38,9) | (91,3) | **(76,7)** | (70,3) | (158,5) | **(135,6)** | (109,2) | (249,8) |
| Depreciation and amortisation | **(6,7)** | (6,6) | (13,5) | **(121,6)** | (104,1) | (217,6) | **(128,3)** | (110,7) | (231,1) |
| Profit for the period | **72,7** | 69,5 | 142,7 | **445,0** | 425,7 | 1 068,6 | **517,7** | 495,2 | 1 211,3 |
| Profit before tax | **106,0** | 97,4 | 202,5 | **648,6** | 630,1 | 1 573,2 | **754,6** | 727,5 | 1 775,7 |
| Tax | **(33,3)** | (27,9) | (59,8) | **(203,6)** | (204,4) | (504,6) | **(236,9)** | (232,3) | (564,4) |
| * includes retail turnover and other income | | | | | | | | | |
| Capital expenditure | **2,7** | 7,8 | 19,1 | **172,4** | 170,1 | 351,5 | **175,1** | 177,9 | 370,6 |
| Segment assets | **2 790,7** | 2 348,4 | 2 655,5 | **6 075,5** | 5 271,5 | 6 008,5 | **8 866,2** | 7 619,9 | 8 664,0 |
| Segment liabilities | **1 922,8** | 1 619,0 | 1 868,2 | **1 924,4** | 1 702,3 | 1 940,3 | **3 847,2** | 3 321,3 | 3 808,5 |



## NOTES

1. The unaudited interim condensed consolidated results for the half-year ended 30 September 2009 have been prepared in accordance with the presentation and disclosure requirements of IAS 34 Interim Financial Reporting, using the group's accounting policies, that are in line with the measurement and recognition principles of International Financial Reporting Standards (IFRS) and have been consistently applied to prior periods except as described in note 2.

2. During the period, the group adopted IAS 1 Presentation of Financial Statements, IFRS 8 Segmental Reporting and Circular 3/2009 Headline Earnings.

   The principal effect of the changes required by IAS 1 were as follows:

   - All non-owner changes in equity are now presented in "other comprehensive income" in the Condensed Consolidated Statement of Comprehensive Income. Previously these were presented in the Condensed Consolidated Statement of Changes in Equity.
   - The Condensed Consolidated Balance Sheet is now the Condensed Consolidated Statement of Financial Position.

   The adoption of IFRS 8 and Circular 3/2009 has had no significant effect on these results.

3. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

4. Included in share capital are 24,0 (2008: 24,0) million shares which are owned by a subsidiary of the company, and 9,1 (2008: 11,9) million shares which are owned by the share incentive trust. These have been eliminated on consolidation.

| | | **Sept 2009 Unaudited Rm** | Sept 2008 Unaudited Rm | Mar 2009 Audited Rm |
|---|---|---|---|---|
| 5. | **Revenue** | | | |
| | Retail turnover | **4 072,7** | 3 773,3 | 8 089,6 |
| | Interest received (refer note 6) | **721,9** | 602,6 | 1 300,7 |
| | Dividends received – retail | **7,2** | 3,9 | 19,1 |
| | Other revenue (refer note 7) | **343,3** | 283,2 | 579,5 |
| | | **5 145,1** | 4 663,0 | 9 988,9 |
| 6. | **Interest received** | | | |
| | Trade receivables – retail | **309,7** | 245,0 | 526,1 |
| | Loan receivables | **185,2** | 141,4 | 307,6 |
| | Private label card receivables | **219,7** | 210,1 | 449,2 |
| | Sundry – RCS Group | **3,0** | 1,4 | 8,2 |
| | Sundry – retail | **4,3** | 4,7 | 9,6 |
| | | **721,9** | 602,6 | 1 300,7 |
| 7. | **Other revenue** | | | |
| | Merchants' commission – RCS Group | **14,6** | 19,6 | 36,7 |
| | Club income – retail | **102,9** | 88,2 | 169,6 |
| | Club income – RCS Group | **2,8** | 2,9 | 6,0 |
| | Customer charges income – retail | **9,8** | 8,9 | 18,9 |
| | Customer charges income – RCS Group | **88,3** | 63,4 | 136,2 |
| | Insurance income – retail | **62,8** | 46,1 | 99,5 |
| | Insurance income – RCS Group | **41,8** | 37,7 | 75,3 |
| | Cellular income – one2one airtime product | **16,6** | 12,2 | 29,8 |
| | Sundry income – retail | **3,7** | 4,2 | 7,5 |
| | | **343,3** | 283,2 | 579,5 |

## NOTES continued

| | | Sept 2009 Unaudited Rm | Sept 2008 Unaudited Rm | Mar 2009 Audited Rm |
|---|---|---|---|---|
| 8. | **Trading expenses** | | | |
| | Depreciation: land and buildings | **(3,1)** | (3,1) | (6,1) |
| | Depreciation: shopfitting, vehicles, computers, and furniture and fittings | **(125,0)** | (106,8) | (223,8) |
| | Amortisation | **(0,2)** | (0,8) | (1,2) |
| | Employee costs: normal – retail | **(572,2)** | (495,8) | (1 069,7) |
| | Employee costs: normal – RCS Group | **(59,8)** | (50,5) | (110,6) |
| | Employee costs: bonuses and restraint payments | **(1,6)** | (0,7) | (16,0) |
| | Employee costs: share-based payments | **(7,0)** | (11,9) | (25,7) |
| | Occupancy costs: normal – retail | **(381,8)** | (310,9) | (668,1) |
| | Occupancy costs: normal – RCS Group | **(5,9)** | (3,4) | (8,1) |
| | Occupancy costs: operating lease liability adjustment | **(5,3)** | – | 0,4 |
| | Net bad debt – retail | **(172,9)** | (113,8) | (261,5) |
| | Net bad debt – RCS Group | **(174,8)** | (158,2) | (317,1) |
| | Other operating costs | **(352,4)** | (356,8) | (561,5) |
| | | **(1 862,0)** | (1 612,7) | (3 269,0) |
| 9. | **Inventory** | | | |
| | Merchandise | **1 367,7** | 1 204,5 | 1 433,0 |
| | Raw materials | **58,9** | 47,3 | 55,2 |
| | Goods in transit | **6,6** | 6,5 | 12,9 |
| | Shopfitting stock | **23,3** | 21,8 | 18,1 |
| | Consumables | **4,4** | 2,7 | 5,7 |
| | | **1 460,9** | 1 282,8 | 1 524,9 |
| 10. | **Operating profit before working capital changes** | | | |
| | Operating profit before finance charges | **890,2** | 836,5 | 2 025,5 |
| | Interest received | **(721,9)** | (602,6) | (1 300,7) |
| | Dividends received | **(7,2)** | (3,9) | (19,1) |
| | Non-cash items | **140,7** | 123,2 | 240,0 |
| | Operating profit before working capital changes | **301,8** | 353,2 | 945,7 |

# COMMENTARY

## GROUP OVERVIEW

In our latest annual report we anticipated that 2010 would be a challenging year as no clear trend in trading patterns was discernible.

Although interest rates and inflation had continued to drop, we indicated that because of the lag effect, we expected the economy to start improving but only from the last quarter of our financial year.

Trading conditions in the first half of this year have been difficult and volatile, displaying no consistent trading pattern. Retail turnover increased by 7,9% to R4,1 billion. Gross margins for the period were the same as the previous year. Diluted headline earnings per share increased by 1,8% to 231,9 cents, whilst headline earnings per share increased by 1,5% to 232,9 cents.

The group's operating margin for the period reduced to 21,9% from 22,2%.

The interim dividend has been maintained at 118,0 cents per share.

In line with our strategy of investing for the longer term, the group continued to grow trading space in certain of our formats that are under-represented. 58 stores were opened during the period, with an increase in trading area of 5,7% compared to the previous period. Weighted average trading space growth for the period was 2,4%.

## MERCHANDISE CATEGORIES

Total sales have grown by 7,9% over the previous period with growths in the various merchandise categories as follows:

- Clothing 11,2%
- Jewellery (3,0%)
- Cosmetics 16,9%
- Homewares 18,9%
- Cellphones (13,4%)

In the current economic climate, the performance of clothing is satisfactory. Whilst the growth in jewellery sales is negative, this performance is acceptable when compared to the market both locally and overseas. Cosmetics has continued to perform well. Homewares has performed adequately in a difficult market. The most disappointing merchandise category is cellphones where we experienced supply issues and remain understocked. With the introduction of a second service provider this stock position should be regularised by mid-November. In addition the procedures relating to RICA (Regulation of Interception of Communications Act) have been challenging to implement.

## TRADING DIVISIONS

Notwithstanding the difficult trading environment, all our trading divisions remain in good shape and are well placed to maximise any upturn in the economy.

Retail turnover and growths in the various trading divisions were as follows:

| | Number of stores | Retail turnover Rm | % change |
|---|---|---|---|
| @home | 78 | 261,3 | 18,9 |
| exact! | 203 | 354,4 | 0,6 |
| Foschini | 445 | 1 629,0 | 11,0 |
| Jewellery division | 359 | 484,3 | (5,0) |
| Markham | 229 | 644,4 | 1,4 |
| Sports division | 283 | 699,3 | 18,7 |
| **Total** | **1 597** | **4 072,7** | **7,9** |

Same store turnover grew by 1,2%, whilst product inflation averaged approximately 8% for the period. Credit sales as a percentage of total sales increased to 63,7% from 63,2%.

Our **@home division** continued with its expansion, opening seven stores whilst closing one and is now trading out of 78 stores, 11 of which are the larger @homelivingspace stores. Turnover grew by 18,9% to R261,3 million. Same store turnover reduced by 5,3% in this competitive sector, partly due to planned cannibalisation.

**exact!** grew its store base by five stores during the period to 203 stores, growing its clothing turnover by 2,3% whilst its cellphone turnover reduced by 6,8%. Clothing same store turnover growth was -4,3% whilst total same store turnover growth was -5,7%. This division is currently being repositioned to provide more fashionable merchandise at more competitive prices.

The **Foschini division** comprising Foschini, donna-claire, fashionexpress and Luella increased its store base by 13 stores to 445 stores during the period with turnover of R1 629,0 million. Clothing turnover grew by 13,3% with clothing same store turnover growth of 7,9%. Cosmetics same store turnover grew by 12,8%. Same store turnover of cellphones reduced by 17,4% whilst total same store turnover growth increased by 6,2%. The repositioning and turnaround strategy of Foschini stores itself, which represents 30% of our group's retail turnover, is proving successful, resulting in far better merchandise selection and store layout. We expect this division to continue improving its performance and to gain market share.

The **jewellery division** comprising American Swiss Jewellers, Sterns and Matrix performed above expectation in the current difficult climate. Its store base increased during the period by nine stores to 359 stores with a turnover of R484,3 million. Jewellery merchandise turnover reduced by 3,0% whilst jewellery same store turnover for the period reduced by 6,0%. Cellphone same store turnover reduced by 16,4%. Total same store turnover reduced by 7,6%.

The **Markham division** increased its store base by six stores during the period to 229 stores. Clothing turnover for the period grew by 4,0% whilst cellphone turnover reduced by 12,8%. Clothing same store turnover was flat for the period whilst cellphone same store turnover reduced by 16,6%. Total same store turnover reduced by 2,8%. This division was our best performing division last year and is coming off a high base.

The **sports division**, trading as Totalsports, sportscene and DueSouth traded well in the current climate with turnover growth of 18,7% and same store turnover growth of 7,8%. Its store base was increased by 17 stores during the period to 283 stores with turnover of R699,3 million. This division is actively focused on leveraging World Cup 2010 where we are the partner of choice for several of the major brands.

**FG Financial Services** – our retail debtors' book, which amounts to R2,9 billion, increased by 6,4% during the period. The consumer environment remains tough and whilst the contractual performance of the early portion of our book has improved over the previous period, we are experiencing difficulty with collections of the back-end of the book, aggravated by the debt review process. Whilst we had indicated previously that the net bad debt as a percentage of closing debtors' book would increase to approximately 9,5%, bad debt has been worse than anticipated with this percentage increasing to 9,7%.

## RCS GROUP

RCS Group provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This group consists of two separate business units namely transactional finance and fixed term finance. At present the transactional finance business comprises the RCS general-purpose card and other private label card programmes. The fixed term finance business comprises RCS Personal loans.

The RCS Group which experienced a challenging year last year, performed far better during this period with net profit before tax increasing by 8,8% to R106,0 million. The quality of new business written during the period has improved. Net bad debt as a percentage of the debtors' book reduced to 12,4% from 12,5% last year.

This division, mainly as a result of the worldwide banking crisis, had to restructure its activities to the level of its funding, as well as consider new sources of funding other than from its shareholders. The availability of new funding is currently being addressed and the expectation is that new funding will be in place during the second half of this financial year, which will allow this division to continue with its growth potential.

Our group's shareholding in this division is 55% with the balance being held by The Standard Bank of South Africa Limited.

## PROSPECTS

Notwithstanding the difficult economic climate, in line with our strategy of investing for long-term growth, we will continue to open new stores in certain of our formats that are under-represented. A further 40 stores are planned to be opened in the second half. Our supply chain initiative which is now well under way will result, over a period of time, in much reduced product lead times, stronger supplier relationships and increased stock turns, ensuring our ability to be first to market with key products.

Retail turnover for the first five weeks of the second half remains difficult with turnover growth of 4,8%. The anticipated pick-up in the economy has not yet started and we expect that the retail environment will continue to be difficult for the remainder of the year. The second half of the year is heavily dependent on Christmas trading which will largely determine the performance of the group in the second half and for the year as a whole.

## PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend No. 146 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2010 has been declared, payable on Monday, 29 March 2010 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 26 March 2010.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 18 March 2010. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 19 March 2010 and the record date, as indicated, will be Friday, 26 March 2010.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 19 March 2010 to Friday, 26 March 2010, both dates inclusive.

## INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 118,0 cents per ordinary share payable on Monday, 11 January 2010 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 8 January 2010.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 31 December 2009. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 4 January 2010 and the record date, as indicated, will be Friday, 8 January 2010.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 4 January 2010 to Friday, 8 January 2010, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board.

| | |
|---|---|
| **D M Nurek** | **A D Murray** |
| Chairman | CEO |

Cape Town
5 November 2009



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**Executive directors:** A D Murray, R Stein, P S Meiring

**Non-executive directors:** D M Nurek (Chairman), Prof F Abrahams, S E Abrahams, W V Cuba, K N Dhlomo, M Lewis, D M Polak, N V Simamane

**Company Secretary:** D Sheard

**Registered office:** Stanley Lewis Centre, 340 Voortrekker Road, Parow East 7500

**Registration number:** 1937/009504/06

**Share codes:** FOS – FOSP

**ISIN:** ZAE000031019 – ZAE000031027

**Transfer secretaries:** Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001

**Sponsor:** UBS South Africa (Proprietary) Limited

WWW.FOSCHINIGROUP.COM